                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. _)*




                                  Benihana Inc.
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                                (Name of Issuer)


                     Common Stock, par value $0.10 per share
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                         (Title of Class of Securities)


                                   082047101
                     ---------------------------------------
                                 (CUSIP Number)

                              Martin Nussbaum, Esq.
                                   Dechert LLP
                              30 Rockefeller Plaza
                          New York, New York 10112-2200
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                                 (212) 698-3500
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                December 21, 2005
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     Page 1 of 6 sequentially numbered pages

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                                  SCHEDULE 13D

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CUSIP NO.  082047101                                                                                 PAGE 2 OF 6 PAGES
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
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

           ROBERT M. RAIFF
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                            (a) [ ]
                                                                                                          (b) [ ]
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    3      SEC USE ONLY

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    4      SOURCE OF FUNDS (See Instructions)

           AF
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            [ ]

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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES CITIZEN
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                                    7    SOLE VOTING POWER                   160,600

                                ---------------------------------------------------------------------------------------
        Number of Shares            8    SHARED VOTING POWER                 0
     Beneficially Owned by
         Each Reporting         ---------------------------------------------------------------------------------------
          Person with               9    SOLE DISPOSITIVE POWER              160,600

                                ---------------------------------------------------------------------------------------
                                   10    SHARED DISPOSITIVE POWER            0

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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     160,600
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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)           [ ]

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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      5.5%
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   14      TYPE OF REPORTING PERSON (See Instructions)
                                       IN
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

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

ITEM 1. SECURITY AND ISSUER


        Securities:             Common Stock, par value $0.10 per share

        Address of Principal    Benihana Inc. ("Issuer")
        Executive Office of     8685 Northwest 53rd Terrace
        the Issuer:             Miami, Florida 33166

ITEM 2. IDENTITY AND BACKGROUND.

         (a), (b), (c) and (f) This Schedule 13D is being filed on behalf of Robert M. Raiff ("Mr. Raiff"). The business address of Mr. Raiff is 152 West 57th Street, New York, New York 10019.

         Mr. Raiff is the president of Raiff Partners, Inc., a Delaware corporation ("Raiff Partners"), which acts as the manager of Centurion Investors, LLC, a Delaware limited liability company ("Centurion"). Centurion is the general partner of Centurion Long Term Strategies, LP (the "Fund"), which is the record holder of 160,600 shares (the "Shares") of common stock of the Issuer (the "Common Stock"). Mr. Raiff's principal occupation is an investor.

         (d) and (e) During the last five years, Mr. Raiff (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Raiff is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The aggregate amount of funds for all shares of Common Stock purchased by the Fund was $2,978,346.58. The source of funds used to purchase such shares was the capital contributions of the partners in the Fund.

         Mr. Raiff has not contributed any funds or other consideration towards the purchase of the Common Stock held by the Fund except insofar as he may have partnership interests in the Fund and made capital contributions to the Fund.

ITEM 4. PURPOSE OF TRANSACTION

                  Mr. Raiff has purchased the Shares for the principal purpose of investment, and subject to the statements contained in this Item 4, has no present plans or proposals which relate to or would result in a transaction with the purposes or effects enumerated in paragraph (a) through (j) of Item 4 of
Schedule 13D. As part of his business of investing and trading in securities, Mr. Raiff reserves the right to purchase additional securities of the Issuer or to dispose of such securities in the open market in privately negotiated transaction or otherwise.

         Mr. Raiff believes that the objective of the Issuer and its management should be to increase shareholder value, which, in the opinion of Mr. Raiff has been adversely affected by, among other things, the Issuer's capital structure, the disputes to which the Issuer has been subject, the extent to which management's interests have been aligned with shareholders through share ownership and the governance issues relating to or resulting from the foregoing. Mr. Raiff reserves the right to communicate with management and others and to make suggestions which would have the purpose of addressing these issues and enhancing shareholder value.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) Based on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 18, 2005, there were 2,902,979 shares of Common Stock, par value $0.10 per share, issued and outstanding as of October 31, 2005. Mr. Raiff, as president and sole shareholder of Raiff Partners, has the sole power to direct the voting and disposition of the 160,600 shares of Common Stock owned by the Fund and, as such, beneficially owns such 160,600 shares of Common Stock or approximately 5.5% of the outstanding shares of Common Stock.

         (c) The following is a listing of transactions in shares of Common Stock during the past 60 days. All of the following transactions were effected by the Fund as open market purchases on the Nasdaq National Market.

   Transaction       Type of          Number of       Price per
      Date         Transaction         Shares           Share
      ----         -----------         ------           -----
   10/28/2005      Buy                   3,000          $18.67
   10/31/2005      Buy                  25,000          $19.09
    11/3/2005      Buy                  19,500          $18.43
    11/4/2005      Buy                  18,000          $18.84
    11/7/2005      Buy                   3,000          $18.61
    11/8/2005      Buy                   4,000          $18.46
    11/9/2005      Buy                   2,500          $18.37
   11/10/2005      Buy                   1,000          $18.13
   11/11/2005      Buy                     500          $18.12
   11/11/2005      Buy                   2,000          $18.24
   11/14/2005      Buy                   2,000          $18.05
   11/14/2005      Buy                   4,000          $18.12
   11/15/2005      Buy                   1,600          $18.26
   11/16/2005      Buy                     500          $18.22

   Transaction       Type of          Number of       Price per
      Date         Transaction         Shares           Share
      ----         -----------         ------           -----
   11/17/2005      Buy                     500          $18.41
   11/18/2005      Buy                   3,000          $18.21
   11/21/2005      Buy                     500          $18.82
   11/22/2005      Buy                   1,500          $19.10
   11/23/2005      Buy                   1,500          $19.19
   11/30/2005      Buy                   1,000          $18.70
   11/30/2005      Buy                     500          $18.64
    12/1/2005      Buy                   4,500          $19.05
    12/2/2005      Buy                     500          $19.62
    12/5/2005      Buy                     500          $19.92
    12/7/2005      Buy                     500          $20.12
    12/9/2005      Buy                   3,500          $20.39
   12/21/2005      Buy                  10,000          $20.78
   12/22/2005      Buy                   3,000          $22.01
   12/23/2005      Buy                   3,000          $21.81

         (d) Except for the Fund, Raiff Partners and Centurion, which may have the right to receive or the power to direct the receipt of dividends from the Common Stock, no other person is known by Mr. Raiff to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Mr. Raiff.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described elsewhere in this Schedule 13D, Mr. Raiff does not have any contract, arrangement, understanding or relationship with one or more security holders of the Issuer or others, with respect to the purchase, holding, voting or disposition of shares of Common Stock or other securities of the Issuer which are convertible or exercisable into such shares. Mr. Raiff reserves the right to enter into any such contract, arrangement, understanding or relationship in the future.


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                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated: December 23, 2005



                                          /s/ Robert M. Raiff
                                      ----------------------------
                                      ROBERT M. RAIFF





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